SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MAGNETEK, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

559424403
(CUSIP Number)

D. Kyle Cerminara
Fundamental Global Investors, LLC
4201 Congress Street, Suite 140
Charlotte, North Carolina 28209
(704) 323-6851

With a copy to:

Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559424403	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON

Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 0
SHARED VOTING POWER 116,689
SOLE DISPOSITIVE POWER 0
SHARED DISPOSITIVE POWER 116,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

116,689
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 559424403	13D	Page 3 of 11 Pages

NAME OF REPORTING PERSON

Fundamental Global Partners Master Fund, LP
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
SEC USE ONLY

SOURCE OF FUNDS

WC
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 139,877
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 139,877

AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

139,877
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
TYPE OF REPORTING PERSON

PN

CUSIP No. 559424403	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON

Fundamental Global Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 116,689
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 116,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

116,689
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 559424403	13D	Page 5 of 11 Pages

NAME OF REPORTING PERSON

FG Partners GP, LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
SEC USE ONLY

SOURCE OF FUNDS

AF
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 139,877
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 139,877

AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

139,877
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
TYPE OF REPORTING PERSON

OO

CUSIP No. 559424403	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON

Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 256,566
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 256,566

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

256,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 559424403	13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON

Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

40,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 559424403	13D	Page 8 of 11 Pages

This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 28, 2014, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Magnetek, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

This Statement is filed by (i) Fundamental Global Partners, LP (the “Fund”), a Delaware limited partnership, with respect to the Common Stock directly owned by it, (ii) Fundamental Global Partners Master Fund, LP (the “Master Fund”), a Cayman Islands exempted limited partnership, with respect to the Common Stock directly owned by it, (iii) Fundamental Global Partners GP, LLC (the “General Partner”), a North Carolina limited liability company, as the general partner of the Fund, (iv) FG Partners GP, LLC (the “Master Fund General Partner”), a Florida limited liability company, as the general partner of the Master Fund, (v) Fundamental Global Investors, LLC (the “Investment Manager”), a North Carolina limited liability company, as the investment manager for the Fund and the Master Fund, and (vi) Mr. Joseph H. Moglia, as the Chairman and Partner of the Investment Manager and Partner of the General Partner, with respect to the Common Stock directly and beneficially owned by him.

Mr. D. Kyle Cerminara is the Chief Executive Officer, Partner and Manager of the Investment Manager and Partner and Manager of the General Partner. Mr. Lewis M. Johnson is the President, Partner and Manager of the Investment Manager and Partner and Manager of the General Partner. Mr. Joseph H. Moglia is Chairman and Partner of the Investment Manager and Partner of the General Partner. Mr. D. Kyle Cerminara and Mr. Lewis M. Johnson are the sole managers of the Master Fund General Partner.

Each of the Fund, the Master Fund, the General Partner, the Master Fund General Partner, the Investment Manager and Messrs. Cerminara, Johnson and Moglia is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of the Master Fund is serving as a private investment fund. The principal business of the Master Fund General Partner is to provide investment advisory and management services to private investment funds, including the Master Fund. The Master Fund General Partner has delegated the management of the Master Fund’s investment program to the Investment Manager. The principal business of the Investment Manager is to provide investment advisory services, including to the Fund and the Master Fund. The business address of the Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. The business address of the Master Fund General Partner is 9045 Strada Stell Court, Suite 106, Naples, Florida 34109.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 559424403	13D	Page 9 of 11 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP in this Statement, including brokerage commissions, was approximately $5,495,167.92.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 296,566 shares of Common Stock, which represents approximately 9.1% percent of the Company’s outstanding shares of Common Stock.

Each of Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement.

Mr. Moglia holds 20,000 shares of Common Stock directly and may be deemed to beneficially own an additional 20,000 shares of Common Stock held by the Moglia Family Foundation, which is a charitable foundation for which Mr. Moglia is the sole trustee.

In addition, CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”) holds 13,603 shares of Common Stock for the accounts of individual investors, which represents approximately 0.4% of the Company’s outstanding shares of Common Stock. CWA Asset Management Group, LLC provides wealth management, estate planning and family office services to individual investors. The Investment Manager owns 50% of CWA Asset Management Group, LLC.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 3,265,173 shares of Common Stock reported by the Company as outstanding as of May 1, 2014 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended March 30, 2014.

The Master Fund General Partner, as general partner to the Master Fund, and the Investment Manager, as the investment manager to the Master Fund, may be deemed to be beneficial owners of the shares of Common Stock disclosed as directly owned by the Master Fund in this Statement. As principals of the Master Fund General Partner and/or the Investment Manager, Messrs. Cerminara, Johnson and Moglia may be deemed to be beneficial owners of the shares of Common Stock disclosed as directly owned by the Master Fund in this Statement. Each of the Master Fund General Partner, the Investment Manager and Messrs. Cerminara, Johnson and Moglia expressly disclaim beneficial ownership of the Master Fund’s shares of Common Stock.

(b)          The Master Fund beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Master Fund in the applicable table set forth on the cover page to this Statement. The Master Fund General Partner, as the general partner of the Master Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Master Fund. The Investment Manager, as the investment manager of the Master Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Master Fund. Messrs. Cerminara, Johnson and Moglia, as principals of the Master Fund General Partner and/or the Investment Manager, may also be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by the Master Fund.

CUSIP No. 559424403	13D	Page 10 of 11 Pages

(c)          The transactions effected by the Fund and the Master Fund in the Common Stock in the open market during the 60 days prior to the date of this Amendment No. 2 is set forth on Schedule A to this Statement. In addition, on July 24, 2014, the Fund transferred 89,833 shares of Common Stock to the Master Fund for a purchase price of $25.81 per share.

CUSIP No. 559424403	13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: August 12, 2014

FUNDAMENTAL GLOBAL PARTNERS, LP,

by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,

by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL PARTNERS GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FG PARTNERS GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara

/s/ Lewis M. Johnson
Lewis M. Johnson

/s/ Joseph H. Moglia
Joseph H. Moglia

Schedule A

Transactions by Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP

in the Common Stock in the past 60 days:

Fundamental Global Partners, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
06/16/14	1,000	22.73500
06/17/14	1	23.00000
06/18/14	300	23.15000
06/19/14	100	22.90000
06/25/14	100	23.00000
06/26/14	300	23.14070
06/30/14	200	23.67500
07/02/14	1,000	23.97000
07/03/14	100	23.95000
07/07/14	100	23.95000
07/09/14	200	23.87500
07/14/14	500	23.83700
07/16/14	400	23.98750
07/18/14	167	24.17964
07/21/14	200	24.50000
07/30/14	48	25.69000
08/04/14	462	24.91230

Fundamental Global Partners Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
07/22/14	1,903	24.86480
07/23/14	2,800	25.44044
07/24/14	334	25.84880
07/25/14	1,700	25.91528
07/28/14	300	25.70331
07/29/14	8,189	25.65394
07/30/14	7,452	25.81682
07/31/14	2,100	25.66712
08/01/14	1,100	25.29182
08/04/14	6,478	24.98985
08/05/14	17,688	25.57427